UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
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                                 (CUSIP Number)

                                Linda L. Sturino
                                 555 Main Street
                                    Suite 500
                             Racine, Wisconsin 53403
                                 (262) 260-4046


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 23, 2004
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                    ------------------------------

CUSIP NO. 479254 10 4                                   PAGE 2 OF 6 PAGES
------------------------------                    ------------------------------


---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Imogene P. Johnson



---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a)  [  ]
    2                                                                (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      32,288 shares
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,037,330 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       32,288 shares
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,037,330 shares (1)
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,069,618 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.3% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

(1) Includes 1,037,330 shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
(2) Based on 7,446,528 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January 31, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended January 2, 2004 filed with the Securities and Exchange Commission on February 17, 2004.

                                  SCHEDULE 13D

------------------------------                    ------------------------------

CUSIP NO. 479254 10 4                                   PAGE 3 OF 6 PAGES
------------------------------                    ------------------------------


         THIS SCHEDULE 13D is filed by Imogene P. Johnson (the "Reporting Person"). This filing shall serve to amend the Reporting Person's Schedule 13D most recently amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 8, 2002.

ITEM 1.           SECURITY AND ISSUER.

         Class A Common Stock, par value $.05 per share
         Johnson Outdoors Inc. (the "Company")
         555 Main Street
         Racine, Wisconsin 53403

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) - (b)         Imogene P. Johnson
                           555 Main Street
                           Racine, Wisconsin 53403

         (c)      None.

         (d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Person is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.           PURPOSE OF TRANSACTION.

         On February 20, 2004, the Company issued a press release to announce that Samuel C. Johnson and Helen P. Johnson-Leipold had submitted a non-binding proposal to acquire the outstanding shares of the Company not already owned by them or any member of their family or entities controlled by them. On March 19, 2004, the Company issued a press release to announce that Samuel C. Johnson and Helen P. Johnson-Leipold extended their non-binding proposal for an additional sixty days. The Reporting Person is a member of Mr. Johnson's and Ms. Johnson-Leipold's extended family. At this time, the Reporting Person is considering her alternatives with respect to the non-binding proposal and how such alternatives may affect her stockholdings in the Company. These alternatives may include one or more of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person is set forth below:

                                  SCHEDULE 13D

------------------------------                    ------------------------------

CUSIP NO. 479254 10 4                                   PAGE 4 OF 6 PAGES
------------------------------                    ------------------------------


---------------------------- --------------------- ---------------------- ------------------------- -----------------------
     Reporting Person          Sole Voting and       Shared Voting and      Aggregate Beneficial        Percentage of
                              Dispositive Power      Dispositive Power           Ownership            Outstanding Shares
---------------------------- --------------------- ---------------------- ------------------------- -----------------------
Imogene P. Johnson           32,288                1,037,330 (1)          32,288 (1)                12.3% (1)(2)
---------------------------- --------------------- ---------------------- ------------------------- -----------------------
(1) Includes 1,037,330 shares of Class B Common Stock beneficially owned by the
Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
(2) Based on 7,446,528 shares of Class A Common Stock and 1,222,297 shares of
Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of the Company outstanding as of January 31, 2004, as reported on the Company's Form 10-Q for the fiscal quarter ended January 2, 2004 filed with the Securities and Exchange Commission on February 17, 2004.


         The Reporting Person shares voting and dispositive power with respect to certain shares with Samuel C. Johnson, Helen P. Johnson-Leipold and JWA Consolidated, Inc. Certain information with respect to such persons is set forth below:


------------------------------------------ ------------------------------------ --------------------------------------
Name and Business Address                  Principal Occupation and Employment  Name, Address and Principal Business
------------------------------------------ ------------------------------------ --------------------------------------
Samuel C. Johnson                                        Retired                                None
555 Main Street
Racine, WI  53403

Citizenship:  United States
------------------------------------------ ------------------------------------ --------------------------------------
Helen P. Johnson-Leipold                      Chairman and Chief Executive              Johnson Outdoors Inc.
555 Main Street                                          Officer                          1326 Willow Road
Racine, WI  53403                                                                       Sturtevant, WI 53177

Citizenship:  United States
------------------------------------------ ------------------------------------ --------------------------------------
JWA Consolidated, Inc.                               Not applicable                Holding company for purposes of
555 Main Street                                                                      owning stock of the Company
Racine, WI  53403

State of Organization:  Delaware
------------------------------------------ ------------------------------------ --------------------------------------



         During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (c)-(e). Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 to the original Schedule 13D filed by the Reporting Person on January 14, 1994.

                                  SCHEDULE 13D

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CUSIP NO. 479254 10 4                                   PAGE 5 OF 6 PAGES
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ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 99.1 Letter to the Board of Directors of the Company, dated as of February 20, 2004, delivered by Samuel C. Johnson and Helen Johnson-Leipold (incorporated by reference to Exhibit 99.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 20, 2004).

         Exhibit 99.2 Extension Letter to the Board of Directors of the Company, dated as of March 19, 2004, delivered by Samuel C. Johnson and Helen Johnson-Leipold (incorporated by reference to Exhibit 99.4 of Amendment No. 1 to the Schedule 13D filed by Samuel
                           C. Johnson and Helen Johnson-Leipold on March 19,
                           2004).

         Exhibit 99.3      The Johnson Outdoors Inc. Class B Common Stock
                           Voting Trust Agreement (incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commision by the Reporting Person on January 14, 1994).

                                  SCHEDULE 13D

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CUSIP NO. 479254 10 4                                   PAGE 6 OF 6 PAGES
------------------------------                    ------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:     March 23, 2004                        /s/ Imogene P. Johnson
      -------------------------                  -------------------------------
                                                 Imogene P. Johnson